June 16, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Mixed Martial Arts Group Limited
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-292799

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mixed Martial Arts Group Limited (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-292799), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 16, 2026, and was declared effective on January 29, 2026.

The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities pursuant to the Registration Statement. The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. No securities have been sold or will be sold pursuant to the Registration Statement as part of an equity line transaction.

Please direct any questions or comments regarding this correspondence to our counsel, Jeffrey Fessler of Sheppard Mullin Richter & Hampton LLP at (212) 634-3067. Thank you for your assistance in this matter.

Very truly yours,

Mixed Martial Arts Group Limited

By:	/s/ Nick Langton
Name:	Nick Langton
Title:	Chief Executive Officer

cc:	Jeffrey Fessler, Sheppard Mullin Richter & Hampton LLP
Seth Lemings, Sheppard Mullin Richter & Hampton LLP

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